FRANK J. HARITON $ ATTORNEY - AT - LAW

1065 Dobbs Ferry Road $ White Plains $ New York 10607 $ (Tel) (914) 674-4373 $ (Fax) (914) 693-2963 $ (e-mail) hariton@sprynet.com

November 11, 2011

Justin Dobbie, Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Silverhill Management Services, Inc.

Current Report on Form 8-K

Filed August 26, 2011

File No. 333-161052

Dear Mr. Dobbie:

I am securities counsel to Silverhill Management Services, Inc. (now called Fuel Doctor Holdings, Inc.) (the “Company”) and am submitting this letter in conjunction with the Company’s filing of Amendment Number 1 to the above referenced Current Report on Form 8-K (the “Amendment”) and in response to your letter dated September 22, 2011 (the “Letter”).

The Amendment represents (i) a response to the comments in the Letter; (ii) correction of certain material in the original filing; and (iii) where appropriate, a general updating.

The numbered paragraphs below correspond to the numbered paragraphs in the Letter.

1.

We have included the requested items in the amendment.

2.

The requested change has been made throughout the amendment.

3.

We have added exhibits to the filing in response to the comment.

4.

We have indicated the date of closing.

5.

The consideration for the shares in the company was all of the interests in FDLLC.  We believe that is clear in the disclosures.

6.

The term IQB has been deleted.

7.

The Company has added language in response to the comment on page 3.  There is no quantitative data as to the amount of the environmental benefit, but management believes that burning less fuel means less emissions.

8.

The language has been removed.

9.

We have revised our MD&A section in response to the comment.

10.

We have added disclosures in the business description in response to the comment.

11.

The history section of the disclosures have been revised and clarified in response to the comment.

12.

The section has been revised in response to the comment.

13.

As indicated, the items are made by a third party manufacturing company and, if necessary, a substitute manufacturer could be found.

14.

We have added disclosures in response to the comment.

15.

The requested revisions have been made.

16.

We believe that we are using the latest available data.

17.

The disclosures in this section were substantially revised in response to the comment.

18.

The disclosures in this section were substantially revised in response to the comment.

19.

The disclosures in this section were substantially revised in response to the comment.

20.

The disclosures in this section were substantially revised in response to the comment and the language referred to was removed.

21.

Changes have been made to clarify the disclosure.

22.

The June 30 discussion requested has been included.

23.

The language referred to in the comment has been removed.

24.

The disclosure has been revised in response to the comment.

25.

Our world-wide distribution is now disclosed.

26.

See my comment in the 8-K

27.

See my comment in the 8-K

28.

We have substantially rewritten the risk factor in response to the comment.

29.

We have made the language clear to the effect that it relates to future competitors.

30.

The requested clarifications and revisions have been made.

31.

The Risk Factor has been substantially revised in response to the comment.

32.

The reference has been removed.

33.

We have clarified that there are two lawsuits.

34.

The disclosure has been revised.

35.

The business experience of the officers has been revised in accordance with the comment.

36.

The language referred to in the comment has been removed.

37.

Mark Soffa is our only director.  He is our largest shareholder and our CEO and founder.  This is clear from the document.  If there are additional directors in the future we will provide the requested disclosures.

38.

The additions and deletions requested have been made.

39.

A summary compensation table has been included.

40.

The requested change has been made.

41.

We have included additional exhibits as requested.

42.

The requested change has been made.

43.

The requested change has been made.

44.

The requested change has been made.

If you require anything further, do not hesitate to contact me.  The company is also filling a separate letter on its letterhead as requested in the Letter.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton

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